UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                          Advanced Mammography Systems, Inc.
                          ----------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, $0.01 PAR VALUE
                            -----------------------------
                            (Title of Class of Securities)


                                      00753Q-101
                                      ----------
                                    (CUSIP Number)

                                  Saundra J. Kessler
                                   253A 26th Street
                                      Suite 200
                            Santa Monica, California 90402
                                    (310) 445-2323
      ------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                     May 1, 1997
                   ---------------------------------------------
               (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).


                                                            Page 1 of 5 Pages

                                     SCHEDULE 13D

      ----------------------                           ----------------------
      CUSIP No.  00753Q-101                            Page  2  of   5  Pages
      ----------------------                           ----------------------

      -----------------------------------------------------------------------
        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Saundra J. Kessler
                           Social Security Number: [optional]
      -----------------------------------------------------------------------
        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                     (b) [ ]
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        3   SEC USE ONLY

      -----------------------------------------------------------------------
        4   SOURCE OF FUNDS*

                      PF
      -----------------------------------------------------------------------
        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(E)                                        [ ]

      -----------------------------------------------------------------------
        6   CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America
      -----------------------------------------------------------------------
                           7   SOLE VOTING POWER
          NUMBER OF
                                         431,910
            SHARES       ----------------------------------------------------
                           8   SHARED VOTING POWER
         BENEFICIALLY
                                         -0-
           OWNED BY      ----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
             EACH
                                         431,910
          REPORTING      ----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
         PERSON WITH
                                         -0-
      -----------------------------------------------------------------------
       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      431,910
      -----------------------------------------------------------------------
       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                      [X]

      -----------------------------------------------------------------------
       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.5%
      -----------------------------------------------------------------------
       14   TYPE OF REPORTING PERSON*

                      IN
      -----------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     ITEM 1.  SECURITY AND ISSUER
              -------------------

               The title of the class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, $0.01 par value per share (the "Common Stock"), of Advanced Mammography Systems, Inc., a Delaware corporation ("AMS"). AMS has its principal offices at 46 Jonspin Road, Wilmington, MA 01887-1082.

     ITEM 2.  IDENTITY AND BACKGROUND
              -----------------------

               (a) The name of the person filing this Statement is Saundra J. Kessler (the "Reporting Person").

               (b) The Reporting Person's business address is 253A 26th Street, Suite 200, Santa Monica, California 90402.

               (c)  The Reporting Person is a private investor and homemaker.

               (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

               (f) The Reporting Person is a citizen of the United States of America.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
              -------------------------------------------------

               Not applicable.

     ITEM 4.  PURPOSE OF TRANSACTION
              ----------------------

               On May 1, 1997, 2,750,000 outstanding shares of the Common Stock, previously held in escrow (the "Escrow Shares"), were canceled and restored to the status of authorized, but unissued, shares of the Common Stock pursuant to an Escrow Agreement. Upon return of the Escrow Shares to AMS, the number of outstanding shares of Common Stock decreased and the Reporting Person, who had acquired beneficial ownership of 431,910 shares of the Common Stock in February 1997, became the beneficial owner of more than five percent of the then outstanding shares of the Common Stock.

               The Reporting Person has no present plans to do items (a) through
     (j) in Item 4, but reserves the right to purchase or sell shares of the Common Stock from time to time, depending upon the prospects of the Company and its Common Stock, general market and economic conditions and other factors then deemed relevant. The Reporting Person has requested that the shares of the Common Stock deemed beneficially owned by her be included in a registration statement to be filed by the Company for certain selling stockholders. After the filing and the effective date of such registration statement, the Reporting Person may offer and sell such shares of Common Stock as provided therein.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
              ------------------------------------

               (a) As of May 1, 1997, the Reporting Person was the beneficial owner (for purposes of Rule 13d-3 under the Act) of 431,910 shares of Common Stock, which included (i) 114,329 shares underlying certain warrants exercisable within 60 days from the date hereof (the "Warrants") and (ii) 215,955 shares, of which 114,329 shares underlie the Warrants, beneficially owned as guardian for the Reporting Person's son, as to which the Reporting person has investment and voting power. The 431,910 shares of the Common Stock beneficially owned by the Reporting Person represented approximately 5.5% of the outstanding shares (assuming exercise in full of the Warrants) of the Common Stock as of May 1, 1997, based upon 7,616,254 shares of the Common Stock outstanding as of May 2, 1997, as reported in the AMS Form 10-Q for the quarter ended March 31, 1997.

               Paul Kessler, the spouse of the Reporting Person, is the beneficial owner of 48,780 shares of the Common Stock. Each disclaims beneficial ownership of the shares of the Common Stock owned by the other pursuant to Rule 13d-4 under the Act.

               (b) Assuming exercise in full of the Warrants, the Reporting Person possesses the sole power to vote and/or dispose of 431,910 shares of the Common Stock.

               (c)       None.

               (d)       None.

               (e)       Not applicable.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH
               --------------------------------------------------------------
               RESPECT TO SECURITIES OF THE ISSUER
               -----------------------------------

               None.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
               --------------------------------

               None.

                                      SIGNATURE


               After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in the statement is true, complete and correct.



                                        /s/ Saundra J. Kessler
                                        --------------------------
                                        Saundra J. Kessler

     Date:  May 21, 1997